September 22, 2010

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Stephen Krikorian, Mail Stop 4561

RE:                        CIBER, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 4, 2010

Form 10-Q for the Quarterly Period ended June 30, 2010

Filed August 5, 2010

File No. 001-13103

Dear Mr. Krikorian:

CIBER, Inc. is submitting the following responses to the Staff’s comment letter dated August 30, 2010.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 11. Executive Compensation, page 59 (Incorporated by Reference from Proxy Statement Filed April 23, 2010)

Executive Compensation

Fiscal 2009 Stretch Bonus Program, page 32

Comment:

1.              We note your response to prior comment 12. Please provide a more detailed explanation regarding how you determined the amount of the actual payouts under the program to Messrs. Slingerlend, Cheesbrough, and Laugerud. In addition, explain what is meant by “Mr. Slingerlend and Mr. Cheesbrough were awarded 12% and 8%, respectively, of the amounts that were earned by others under the Stretch Program for the achievement of the Europe, ERP and IT Outsourcing divisional revenue and/or NOI targets.”

Response:

Mr. Laugerud’s award of $16,500 for fiscal year 2009 under the Stretch Bonus Program, as the leader of the International corporate division, was equal to 25% of what all other Stretch Bonus Program participants within the Europe corporate division earned based on achievement of the Europe corporate division revenue and NOI targets.  Mr. Slingerlend (former Chief Executive Officer) and Mr. Cheesbrough (Chief Financial Officer) were awarded approximately 12% and 8%, respectively, of all amounts awarded to Stretch Bonus Program participants (including corporate division leaders).  The total amount awarded for fiscal year 2009 to Stretch Bonus Program participants, including corporate division leaders (excluding the awards to Mr. Slingerlend and Mr. Cheesbrough) for achievement of the divisional revenue and/or NOI targets was approximately $199,625.  Mr. Slingerlend’s award of approximately $23,950, and Mr. Cheesbrough’s award of approximately $16,000 for fiscal year 2009 under the Stretch Bonus Program reflect approximately 12% and 8% of the total amount awarded to all other participants under the Stretch Bonus Program (amounts are rounded for actual awards).

Form 10-Q for the Quarterly Period ended June 30, 2010

Note (5) Goodwill, page 8

Comment:

2.              We note that in the quarter ended June 30, 2010, you recorded a $112 million goodwill impairment charge. Please tell us the fair value of each reporting unit at June 30, 2010. Please also compare the fair value of your reporting units as of June 30, 2010, to the company’s market capitalization as of June 30, 2010, and if materially different, please quantify and discuss the underlying reasons. If one of the underlying reasons continues to be the negative market perception of your bank structure:

•                  Please help us understand how you were able to conclude that investors penalize your market capitalization because of your bank structure.

•                  We reissue prior comment 4 as it relates to the quantitative impact of the negative market perception of your bank structure. In this regard, we note that your response indicated that you estimated the “dollar per share impact” but you provide no discussion of how you determined the per share impact.

Response:

In CIBER’s June 30, 2010 goodwill impairment analysis, we determined the estimated aggregate total value of our business divisions (reporting units/segments) to be $668 million using weighting of Discounted Cash Flows and Comparable Public Companies valuations. The estimated fair value of each reporting unit at June 30, 2010 is as follows:

$ in millions
Custom Solutions	$192
US ERP	$102
Federal	$72
IT Outsourcing	$35
International	$267
Total	$668

This estimated fair value is significantly in excess of CIBER’s market capitalization.   CIBER had approximately 69 million shares outstanding and an average trading price during the second quarter of 2010 of approximately $3 per share, for an approximate market capitalization of $200 million.

First, CIBER’s management believes that each of the Company’s reporting units, taken as a stand-alone business, contain value that is not being reflected in the stock price.  Management believes that if the reporting units were each sold on a stand-alone basis, they would command a price that would reflect their current performance rather than a value related to the Company’s stock price.

A discussion of the reasons for differences between the fair values of our reporting units and our market capitalization follows.  While we believe that the value of our business units is not reflected in our stock price, we also believe there are several factors that reconcile the market capitalization to our fair value.  These factors include net debt, change of control premium, corporate headquarters and stock price reactions to the loss of our CEO and missed earnings estimates.

Factoring in approximately $60 million of net debt (total debt less cash) yields an estimated enterprise value of approximately $260 million for CIBER as a whole.  In addition, we believe a change in control premium of 30% - 40%, or approximately $75 million - $100 million, is appropriate and that this would give CIBER an estimated enterprise value of approximately $350 million.  This is significantly less than the sum of the estimated fair values of the reporting units of $668 million.

The valuation of our reporting units excludes a significant portion of costs associated with our corporate headquarters that houses overall executive leadership, as well as general support services such as accounting, benefits administration, investor relations, legal and IT support to our domestic operations.  Our International reporting unit maintains its own dedicated headquarters and support functions.  This is consistent with our internal and external reporting for our reporting units.  If we were to sell a division, it is unlikely that any significant costs of our corporate support personnel and other corporate headquarter costs would go to the acquirer.  Any corporate reductions would not be proportionate to the overall decline in company revenue.  We believe that a typical acquirer of a company of our size or larger (that is a market participant)

would likely be able to add the acquired operations with relatively little additional corporate overhead costs on its part.  We do charge our domestic reporting units with a management charge that we believe represents a reasonable estimate of the variable impact of corporate costs attributable to our domestic reporting units.  This represents approximately 20% of total corporate general and administrative expenses.

Using similar Discounted Cash Flow assumptions as in our reporting unit valuations, we performed a Discounted Cash Flow on the expenses of the corporate headquarters and concluded that CIBER corporate headquarters’ costs reduces the total valuation of CIBER by approximately $200 million - $225 million.

Based on the factors discussed above, the sum of the aggregate estimated fair value of our reporting units exceeds our market capitalization by approximately $93 million - $118 million.

CIBER’s management believes that CIBER common stock is currently trading at a discount due to a number of factors.  Most notably is the additional uncertainty in the market due to the unexpected separation of the Company’s President and CEO and the change in the Company’s Chairman in April 2010. These changes were unexpected and occurred without a successor ready to step in.  Our new President and CEO was hired in July 2010 and his public comments have indicated that one of his initial objectives is to develop a comprehensive strategic plan. Until we can communicate our new business strategy and direction to investors, the uncertainty may continue to depress the value of our stock.

We noted that after the announced executive changes in early April 2010, our stock price had fallen from above $4 per share to approximately $3 per share and we lost approximately $75 million - $100 million of market capitalization. Additionally, we believe CIBER’s recent history, namely in the last quarters of 2009, of missing earnings expectations as well as CIBER’s decline in operating margins, have also resulted in stock market over-reaction to current conditions.  For example, our stock price fell approximately $.15 in connection with our announcement of fourth quarter 2009 and 2009 year end results and approximately $.20 in connection with the announcement of third quarter 2009 results mainly due to missed earnings expectations.  These market declines reflect an additional $24 million of loss of market capitalization. Thus the total market loss from the sudden change in management and the missed earnings at the end of 2009 aggregate approximately $124 million. We expect this discount of our stock price to reverse as we return to growth and increased profitability and we rebuild a track record with investors.

In summary, the company does not believe the market capitalization reflects the fair value of our business units, and that several factors can be used to reconcile that fair value to our current market capitalization.

Finally, we significantly amended our credit facility in August 2009, which included replacing the lead financial institution and revising our covenants to significantly reduce our concerns about potential non-compliance. Thus, while the negative market perception of our debt structure and our ability to remain in compliance with our financial covenants was a significant factor at June 30, 2009, we believe this is a much less significant factor in the discounting of our stock price as of June 30, 2010.  In our response to prior comment 4, at June 30, 2009 we estimated the impact using our best business judgment regarding our view of the situation and noting the size of our US debt of $112 million. While we do not believe our level of debt or covenant compliance are currently significant valuation issues, our level of debt places restrictions on our ability to finance additional growth and this also may have contributed to a discount in our stock price at June 30, 2010.

Comment:

3.              We note your response to prior comment 6 of our letter dated May 10, 2010, and your disclosure on page 26 appear to indicate that step one of your goodwill impairment analysis is primarily based on a discounted cash flow methodology. Please revise your footnote and critical accounting policy disclosures in future filings to clarify that you primarily use the discounted cash flow method. In this regard, we note that your disclosure on page 9 indicates that you estimated the fair value based on a weighting of both the income approach and the market approach.

Response:

Please note that our response to prior “comment 6” was related to our June 2009 goodwill impairment test.  In our June 30, 2010 goodwill impairment analysis we used a weighting of 70% to the income or discounted cash flow method.  We will include additional clarification in our footnote and critical accounting policy disclosure in future filings.

*******

We acknowledge that:

•                  CIBER is responsible for the adequacy and accuracy of the disclosures in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  CIBER may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or require more information, please contact me or Christopher Loffredo, CIBER Chief Accounting Officer, at 6363 South Fiddler’s Green Circle, Suite 1400, Greenwood Village, CO 80111, (303) 220-0100.

Sincerely,

/s/ Peter H. Cheesbrough
Peter H. Cheesbrough
Executive Vice President and Chief Financial Officer